UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

                 SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year ended December 31, 1999

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

                  SECURITIES EXCHANGE ACT OF 1934

Commission File Number 000-21949

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE PACIFICARE HEALTH SYSTEMS, INC.

SAVINGS AND PROFIT-SHARING PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PacifiCare Health Systems, Inc.

3120 Lake Center Drive
Santa Ana, CA 92704

Audited Financial Statements and

Supplemental Schedules

The PacifiCare Health Systems, Inc.

Savings and Profit-Sharing Plan

Year ended December 31, 1999

with Report of Independent Auditors

THE PACIFICARE HEALTH SYSTEMS, INC.

SAVINGS AND PROFIT-SHARING PLAN

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

Year ended December 31, 1999

i

REPORT OF INDEPENDENT AUDITORS

PacifiCare Health Systems, Inc. as

  Plan Administrator for
The PacifiCare Health Systems, Inc.
  Savings and Profit-Sharing Plan

      We have audited the accompanying statements of net assets available for benefits of The PacifiCare Health Systems, Inc. Savings and Profit-Sharing Plan as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The PacifiCare Health Systems, Inc. Savings and Profit-Sharing Plan at December 31, 1999 and 1998, and the changes in its net assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

      Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes at end of year as of December 31, 1999, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

Orange County, California

June 8, 2000

THE PACIFICARE HEALTH SYSTEMS, INC.

SAVINGS AND PROFIT-SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,

	1999	1998

Assets:

Investments, at fair value	$307,692,645	$168,898,802

Contributions receivable:

Employee	692,643	1,127,594

Employer	13,103,646	10,153,187

Dividends receivable	52,967	69,133

Interest income receivable	452,795	449,999

Net assets available for benefits	$321,994,696	$180,698,715

See accompanying notes.

THE PACIFICARE HEALTH SYSTEMS, INC.

SAVINGS AND PROFIT-SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 1999

Additions

Contributions:

Employee	$23,004,777

Employer	29,851,765

Net investment income:

Interest income	2,800,345

Dividends	15,018,357

Net realized/unrealized appreciation	20,377,781

Plan assets transferred	85,129,175

Total additions	176,182,200

Deductions

Benefit and withdrawal payments to participants	32,400,904

Administration fees	2,485,315

Total deductions	34,886,219

Net increase	141,295,981

Net assets available for benefits:

Beginning of year	180,698,715

End of year	$321,994,696

See accompanying notes.

THE PACIFICARE HEALTH SYSTEMS, INC.

SAVINGS AND PROFIT-SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 1999

  1. Description of Plan

General

      The PacifiCare Health Systems, Inc. Savings and Profit-Sharing Plan (the “Plan”), effective July 1, 1985, as amended, is a defined contribution profit-sharing plan that covers employees of PacifiCare Health Systems, Inc. and subsidiaries (the “Company”), and is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan was amended and restated in its entirety effective February 19, 1998 to establish a new investment fund that invests primarily in shares of the Company’s common stock, to include certain subsidiaries as sponsoring employers of the Plan, and to comply with certain amendments and changes to the Internal Revenue Code (the “Code”). Effective January 1, 1999, the Plan was amended and restated to make certain changes to the eligibility, contribution and vesting provisions of the Plan, to provide for the merger of the FHP International Corporation 401(k) Savings Plan (FHP Savings Plan) into the Plan, and to comply with the Internal Revenue Service Restructuring and Reform Act of 1998. As amended and restated, the Plan is intended to comply with Code sections 401, 401(k), 401(m)(ii), and 402(a), and is also an eligible individual account plan as defined in ERISA Section 407(d)(3), and provides for the acquisition and holding of qualifying employer securities, as defined in ERISA Section 401(d)(5). The assets of the following plans sponsored by subsidiaries of the Company were transferred into the Plan: PacifiCare of Washington, Inc. 401(k) Plan effective November 1, 1996; Preferred Solutions, Inc. 401(k) Plan, and D.P.A. Employees Investment Plan and Trust effective January 1, 1996. Employees are fully vested in contributions relating to these plans.

      On February 14, 1997, the Company acquired FHP International Corporation. On December 31, 1998, FHP terminated the FHP Money Purchase Pension Plan (FHP Pension Plan) and the assets from the FHP Pension Plan were transferred to the Plan. On April 1, 1999, assets and liabilities attributable to the FHP employees contained in the FHP Savings Plan were transferred to the Plan. As a result of the transfers from the FHP Pension Plan and the FHP Savings Plan, assets totaling $85,129,175 were transferred to the Plan during 1999.

      Former FHP Savings Plan participants are eligible to participate and are subject to all Plan benefit and contribution policies. Their transferred balances are vested in accordance with the terms of the old plan (fully vested for participants employed on or before July 1, 1990, vested after five years of service for participants employed thereafter). Their transferred balances also become fully vested if they achieve age 65, die, or become totally and permanently disabled while employed by the Company. Transferred balances from the FHP Pension Plan are fully vested.

      At the Company’s June 24, 1999 annual meeting, the Company’s Class A and Class B common stockholders approved an amended and restated certificate of incorporation. The amended and restated certificate combined and reclassified the Company’s Class A and Class B common stock into a single class of voting common stock.

      The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

Contributions and Benefits

      Effective January 1, 1999, employees are eligible to participate in the Plan on the first day of the month after completing 75 days of service. Prior to January 1, 1999, employees were eligible to participate after 12 months of employment with 1,000 hours of service.

THE PACIFICARE HEALTH SYSTEMS, INC.
SAVINGS AND PROFIT-SHARING PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

  1. Description of Plan (continued)

      Participants may elect to defer the receipt of a portion (in whole percentages not less than 2%) of their compensation (deferred savings account). Effective January 1, 1999, participants could contribute up to 15% of their compensation (12% prior to January 1, 1999) subject to the limit of $10,000 in 1999 specified by Internal Revenue Code Section 402(g). If any participant’s compensation deferral for a year exceeds the maximum allowable for that year, the excess contribution is returned to the Company and then paid to the participant as taxable compensation. Furthermore, Code Section 401(k) and the Plan limit the amount certain highly compensated individuals may contribute, based on amounts contributed by lower compensated individuals.

      Effective January 1, 1999, the Company makes annual mandatory contributions to participants’ accounts equal to 3% of all eligible compensation paid (2% prior to January 1, 1999) (profit-sharing account). Each participant’s profit-sharing account is credited with an amount equal to 3% of his or her eligible compensation received during the year.

      The Company also contributes a matching amount on behalf of each participant equal to 50% of the amount of compensation deferred by each participant to a maximum of 3% of the participant’s eligible compensation (matching account).

      The Company may also contribute an additional amount (discretionary profit-sharing account) at its sole discretion, as determined by the Company’s Board of Directors, based on the financial success of the Company. The Company contributed $12,000,000 for the year ended December 31, 1999. The Company’s discretionary contribution is allocated to the accounts of active participants who have completed 1,000 or more hours of service to the Plan year in question, in proportion to their eligible compensation. Pursuant to this allocation, eligible compensation is limited to $81,000 in 1999.

      Participants are immediately and fully vested in their 3% profit-sharing account and deferred savings account. Effective January 1, 1999, participants vest in their matching account and discretionary profit-sharing accounts at the rate of 25% per year. Prior to January 1, 1999, participants vested in these accounts at the rate of 10% per year for the first four years of service and 20% per year for the next three years of service. Participants become fully vested in their matching account in the event of death, disability or reaching normal retirement age. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions. The balance of forfeited nonvested accounts was $19,764 and $350,512 as of December 31, 1999 and 1998, respectively.

      The income of the Plan, together with any gains or losses in the value of the investments, increases or decreases participants’ accounts proportionately based on the relationship of their account balances to total account balances.

      No amounts are payable prior to the participant’s normal retirement, death, disability or termination of employment. In cases of termination, the participant may elect to defer payment until five years after the normal retirement date, age 65. Retirement and disability payments greater than $5,000 may be paid in a lump sum, an annuity, or in substantially equal installments. All payments less than $5,000 will be paid in a lump sum.

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts. The fully vested accounts would become payable as determined by the Administrative Committee.

THE PACIFICARE HEALTH SYSTEMS, INC.
SAVINGS AND PROFIT-SHARING PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

  1. Description of Plan (continued)

Participant Loans

      Plan participants may borrow, as a loan from their accumulated contributions, a minimum of $1,000 and up to a maximum of the lesser of $50,000 or 50% of their vested account balance. Loan terms generally range from 1 to 5 years or up to 10 years for hardship circumstances as defined by the Plan. The loans are collateralized by the balance in the participant’s account and bear interest at 2% above the current prime rate. Principal and interest are paid ratably through biweekly payroll deductions.

  2. Summary of Significant Accounting Policies

Valuation of Investments

      Investments in mutual funds are carried at fair value based on the quoted market price of the underlying investments.

      Quoted market prices are used to value common stocks, corporate bonds and U.S. securities.

      Investments in participating units in Wells Fargo Bank’s short-term income fund are stated at redemption price which approximates cost.

      Participant loans are recorded at cost, which approximates fair value at December 31, 1999 and 1998.

Investment Income

      Interest and dividends are recorded as earned. Realized and unrealized net investment gains or losses are recorded based on the cost of units held by the Plan and fluctuations in the fair value of the underlying investments. Purchases and sales of investments are reflected on the trade dates.

Use of Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

      Certain reclassifications of the 1998 financial statement accounts were made to conform to the 1999 financial statement presentation.

  3. Administration of Plan Assets

      The assets of the Plan are administered by the Plan’s Administrative Committee, appointed by the Company’s Board of Directors, with the assistance of the Trustee, Wells Fargo Bank (“Wells Fargo”). Under the trust agreement, the Trustee holds the trust assets and makes payments as directed by the Administrative Committee. Discretion as to investment decisions for the Plan’s profit-sharing and discretionary profit-sharing accounts lies with the Administrative Committee, which is assisted by an investment advisor. Participants are permitted to direct the investment of their deferred savings and matching accounts among investment options selected by the Administrative Committee (see Note 4). The Plan pays all administrative expenses.

THE PACIFICARE HEALTH SYSTEMS, INC.
SAVINGS AND PROFIT-SHARING PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

  4. Investment Options

      Deferred savings and matching accounts of each participant are held by the Trustee in one or more of ten investment options (seven in 1998) selected by the participant. Effective January 1, 1999, participants could choose from the following investment options:

PacifiCare Common Stock Fund

      In 1998, the Plan was amended to offer participants the opportunity to invest in Class B common stock of the Company. On June 24, 1999, the Company’s Class A and Class B common stockholders approved an amended and restated certificate of incorporation which combined and reclassified the Company’s Class A and B common stock into a single class of voting common stock.

State Street Global Advisors Small Cap Fund

      Funds are invested in shares of a registered investment company that invests in stocks of small capitalization companies.

T. Rowe Price International Stock Fund

      Funds are invested in shares of a registered investment company that invests in stocks of companies located outside of the United States.

Putnam Voyager Fund

      Funds are invested in shares of a registered investment company that invests in small-to- medium-sized companies and larger, well-established companies.

Vanguard 500 Index Fund

      Funds are invested in shares of a registered investment company that matches the S&P 500 index.

Fidelity Equity Income Fund

      Funds are invested in shares of a registered investment company that invests in income-producing equity securities.

Managed Assets

      Assets are managed by a company that specializes in the management of conservative, balanced portfolios using high-quality value-oriented stocks and short-to-intermediate-term fixed income securities.

PacifiCare Income Fund

      Funds are invested in shares of registered investment companies that invest in fixed-income securities.

Wells Fargo Short-Term Income Fund

      Funds are invested in participating units of a pooled fund that invests in high-quality money market instruments.

THE PACIFICARE HEALTH SYSTEMS, INC.
SAVINGS AND PROFIT-SHARING PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

  4. Investment Options (continued)

Montag & Caldwell Balanced Fund

      During 1999, the Plan added an additional option, which provides for investments in shares of a registered investment company that invests in a balanced portfolio of 60% growth-oriented stocks and 40% short-to-intermediate-term fixed income securities.

      Effective January 1, 1999, participants may change their investment options daily (once each quarter in 1998).

      Prior to October 1999, the profit-sharing and discretionary profit-sharing accounts of each participant were invested in the Managed Assets option by the Administrative Committee. Beginning October 1, 1999, participants directed their accounts to be allocated between the ten investment options offered.

  5. Investments

      During 1999 and 1998, the Plan held investments managed by an investment management company that invested in common stocks, corporate and foreign bonds and U.S. government securities in addition to mutual fund shares offered by several registered investment companies and participating units in Wells Fargo Bank’s Short-Term Income Fund based upon the guidance provided by the investment advisor.

      The following presents investments that represent 5% or more of the Plan’s net assets:

	December 31,

	1999	1998

Putnam Voyager Fund Class A	$93,003,658	$35,980,282

Fidelity Equity Income Fund #23	$40,817,431	—

Vanguard Institutional Index Fund #94	$16,870,429	—

T. Rowe Price International Stock Fund #37	$28,743,818	—

Putnam Income Fund Class A #A04	$18,575,657	$4,695,025

PacifiCare Health Systems, Inc. common stock	$17,767,190	—

Putnam Growth & Income Fund	—	$23,343,783

Putnam Global Growth Fund Class A	—	$16,390,175

      The Plan’s investments (including investments bought, sold and held during the year) appreciated (depreciated) in fair value during 1999 as follows:

Investments at fair value as determined by quoted market prices:

Common stocks	$(7,022,468)

Corporate bonds	(387,618)

U.S. government securities	(1,820,207)

Mutual funds	29,608,074

Net appreciation in fair value of investments	$20,377,781

      Investments in Wells Fargo Short-Term Income Funds are party-in-interest transactions with the Trustee for which a statutory exemption exists. At December 31, 1999 and 1998, the Plan held $13,181,593 and $3,659,885 in participating units, respectively (at cost, which approximates fair value). During the year ended December 31, 1999, the Plan purchased $182,927,510, sold $173,015,454 and reinvested $544,672 of interest income in participating units of this fund.

THE PACIFICARE HEALTH SYSTEMS, INC.
SAVINGS AND PROFIT-SHARING PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

  6. Nonparticipant-Directed Investments

      Information about the net assets and the significant components of the changes in net assets relating to nonparticipant-directed investments is as follows:

	December 31,

	1999	1998

Common stock	$—	$46,843,037

Corporate debt	—	3,302,186

U.S. Government Securities	—	25,640,224

Short-term income fund	—	3,567,187

Interest and dividends receivable	—	519,132

	$—	$79,871,766

Year Ended
December 31,
1999

Change in net assets:

Contributions	$20,273,381

Interest income	1,689,218

Dividends	703,179

Net realized/unrealized depreciation	(3,717,112)

Benefits and withdrawal payments to participants	(8,436,944)

Administration fees	(550,278)

Transfers to participant-directed investments	(89,833,210)

$(79,871,766)

  7. Income Tax Status

      The Plan received a determination letter from the Internal Revenue Service dated January 25, 1996, stating that the Plan is qualified, in form, under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt. Subsequent amendments have been structured to, and are intended to, maintain the Plan’s tax qualified status.

  8. Reconciliation to Form 5500

      Net assets available for benefits and benefit payments as recorded in these financial statements differ from amounts reported in the Company’s Form 5500 as filed with the Department of Labor. In these financial statements, pursuant to accounting principles generally accepted in the United States, accrued benefits payable of $644,409 and $686,008 at December 31, 1999 and 1998, respectively, are not recognized until paid.

  9. Subsequent Events

      On February 29, 2000, the Plan eliminated two existing funds, the Putnam Income Fund and the Palley Needleman Fund. On March 1, 2000, the Plan added a new investment option, the Western Asset Intermediate Portfolio Fund. This new fund replaces the Putnam Income Fund. Montag & Caldwell Balanced Fund was also added as an investment option during 1999 and replaces the Palley Needleman Fund.

Supplemental Schedules

PACIFICARE HEALTH SYSTEMS, Inc.

SAVINGS AND PROFIT-SHARING PLAN

EIN: 33-0064895 Plan: 001

Schedule H, Line 4i: — Schedule of Assets Held for Investment Purposes at End of Year

December 31, 1999

Shares or			Current
Par Value	Identity of Issue	Cost	Value

	Mutual Funds

763,228	Fidelity Equity Income Fund #23	$39,150,757	$40,817,431

3,003,994	Putnam Voyager Fund Class A	64,557,342	93,003,658

133,471	State Street Global Advisor Small Cap Fund #339	2,417,362	2,681,433

125,889	Vanguard Institutional Index Fund #94	15,860,542	16,870,429

2,920,701	Putnam Income Fund Class A #A04	19,199,647	18,575,657

1,510,448	T. Rowe Price International Stock Fund #37	23,046,713	28,743,818

34,369	Allegheny Fund	657,038	671,226

	Total Mutual Funds	164,889,401	201,363,652
	Common Stocks

30,700	Albertsons Inc.	1,409,500	990,075

14,100	American Home Products Corp.	556,180	553,425

24,850	AT&T Corp.	1,041,355	1,262,691

19,050	Bank of America Corp.	1,407,286	956,072

14,300	Baxter International Inc.	863,704	898,219

23,300	Bestfoods	1,110,328	1,224,706

28,716	BP Amoco PLC-SPONS ADR	1,104,509	1,703,218

24,800	Cardinal Health Inc.	1,532,237	1,187,300

15,900	Caterpillar Inc.	903,575	748,294

29,250	Citigroup Inc.	1,262,684	1,628,859

30,800	Compaq Computer Corp.	817,472	833,525

8,100	Computer Sciences Corp.	523,331	766,462

22,200	Dayton Hudson Corp.	1,283,986	1,630,312

18,000	Diageo PLC-SPONS ADR	782,407	576,000

21,700	Emerson Electric Co.	1,260,058	1,245,037

16,369	Exxon Mobile Corp.	1,096,680	1,318,727

19,800	Fannie Mae	1,390,338	1,236,262

30,000	Fleet Boston Financial Corp.	1,037,838	1,044,375

12,000	Ford Motor Co.	780,849	639,750

40,700	Fort James Co.	1,591,223	1,114,162

24,100	Gannett Co.	853,167	1,965,656

22,200	GTE Corp.	1,451,552	1,566,487

10,500	Hewlett Packard Co.	678,851	1,194,375

15,700	Honeywell International Inc.	708,719	905,694

5,000	Intel Corp.	416,550	411,563

13,000	IBM Corp.	280,746	1,402,375

4,000	Kimberly Clark Corp.	259,009	261,750

6,000	Lowes Cos Inc.	352,110	358,500

43,500	Masco Corp.	810,061	1,103,813

22,887	MCI Worldcom Inc.	508,814	1,214,441

3,000	Merrill Lynch & Co Inc.	237,367	249,938

PACIFICARE HEALTH SYSTEMS, INC.
SAVINGS AND PROFIT-SHARING PLAN

EIN: 33-0064895 Plan: 001

Schedule H, Line 4i: — Schedule of Assets Held for Investment Purposes at End of Year

December 31, 1999 (Continued)

Shares or			Current
Par Value	Identity of Issue	Cost	Value

48,000	Nordstrom Inc.	$1,347,075	$1,263,000

*335,230	PacifiCare Health Systems Inc.	22,134,572	17,767,190

13,400	Praxair Inc.	576,926	674,188

15,200	Providian Financial Corp.	765,198	1,384,150

25,200	SBC Communications Inc.	814,206	1,228,500

27,300	Schlumberger Ltd.	1,887,725	1,532,213

27,800	TJX Companies Inc.	671,859	568,163

16,207	Total Fina SA	550,513	1,122,335

5,285	Transocean Sedco Forex Inc.	—	178,048

48,500	USX Marathon Group	1,466,968	1,197,344

31,080	Washington Mutual Inc.	402,100	804,195

*26,000	Wells Fargo & Co. (New)	1,115,273	1,051,375

42,500	Williams Cos Inc.	1,230,314	1,298,906

23,600	Xerox Corp.	584,860	535,425

	Total Common Stocks	61,860,075	62,797,095
	Corporate Bonds

1,000,000	Amoco Corp. 6.5% due 8/01/07	1,055,090	957,420

500,000	AT&T 5.625% due 3/15/04	502,195	472,500

500,000	AT&T Corp 7.5% due 6/01/06	561,215	505,710

500,000	Banc One Corp 7.0% due 3/25/02	502,410	499,700

325,000	BankAmerica Corp 7.5% due 10/15/02	347,038	327,087

200,000	BP America Inc. 9.375% due 11/01/00	222,228	204,396

500,000	Ford Motor Credit Cp 6.625% due 6/30/03	513,415	491,825

1,000,000	General Electric 6.5% due 11/01/06	1,047,500	956,350

	Total Corporate Bonds	4,751,091	4,414,988
	U.S. Government Securities

177,338	FHLMC Multiclass Mtg 5.75% due 4/15/11	164,204	176,285

172,846	FNMA REMIC 92-193GB 7.0% due 1/25/06	181,164	172,761

7,697	FNMA REMIC 93-15E 6.75% due 1/25/05	7,917	7,663

50,092	FNMA REMIC 93-82C 6.0% due 7/25/15	49,983	49,810

96,730	GNMA 11 Pool #210419 8.0% due 4/20/17	102,050	97,964

619,588	GNMA 11 Pool #383247 7.0% due 8/20/24	630,431	600,090

50,816	GNMA Pool #255800 9.0% due 7/15/18	53,294	53,547

25,878	GNMA Pool #284915 9.0% due 3/15/20	27,496	27,221

266,570	GNMA Pool #291100 9.0% due 5/15/20	283,064	280,397

127,934	GNMA Pool #308018 8.5% due 4/15/21	134,291	132,051

121,687	GNMA Pool #310888 9.0% due 6/15/21	130,319	127,846

137,457	GNMA Pool #311088 9.0% due 7/15/21	147,680	144,415

213,821	GNMA Pool #311458 8.0% due 6/15/22	220,369	216,761

342,390	GNMA Pool #311581 8.0% due 11/15/22	360,366	347,098

PACIFICARE HEALTH SYSTEMS, INC.
SAVINGS AND PROFIT-SHARING PLAN

EIN: 33-0064895 Plan: 001

Schedule H, Line 4i: — Schedule of Assets Held for Investment Purposes at End of Year

December 31, 1999 (Continued)

Shares or			Current
Par Value	Identity of Issue	Cost	Value

153,000	GNMA Pool #319100 8.0% due 5/15/22	$158,547	$155,104

77,216	GNMA Pool #319134 8.5% due 4/15/22	79,243	79,701

31,446	GNMA Pool #320086 8.0% due 7/15/22	33,264	31,879

195,512	GNMA Pool #323135 8.0% due 6/15/22	203,516	198,200

202,719	GNMA Pool #328105 8.0% due 8/15/22	213,235	205,506

31,868	GNMA Pool #330100 7.5% due 2/15/23	32,565	31,669

92,374	GNMA Pool #342434 7.5% due 1/15/23	91,594	91,796

120,383	GNMA Pool #342515 9.0% due 3/15/23	126,703	126,151

380,155	GNMA Pool #363217 7.5% due 3/15/24	393,698	377,996

36,441	GNMA Pool #370508 7.0% due 2/15/09	34,938	36,065

200,952	GNMA Pool #371046 8.5% due 2/15/24	215,016	206,916

436,915	GNMA Pool #387189 7.0% due 2/15/24	450,023	425,302

65,616	GNMA Pool #390623 9.0% due 5/15/24	67,995	68,746

186,666	GNMA Pool #392802 9.25% due 12/15/24	198,566	196,746

281,863	GNMA Pool #327245 8.0% due 8/15/22	294,811	285,739

730,311	GNMA Pool #339401 7.0% due 11/15/22	748,569	711,710

361,416	GNMA Pool #356688 7.0% due 7/15/23	370,564	352,088

777,400	GNMA Pool #377973 7.0% due 3/15/24	788,089	756,736

1,000,000	US Treasury Note 5.75% due 8/15/03	1,006,563	979,060

3,300,000	US Treasury Note 5.875% due 8/15/03	3,362,262	3,245,352

2,700,000	US Treasury Note 6.25% due 2/15/04	2,988,984	2,656,962

2,900,000	US Treasury Note 6.375% due 2/15/07	2,904,013	2,905,452

1,400,000	US Treasury Note 6.5% due 5/15/05	1,474,375	1,400,434

3,700,000	US Treasury Note 7.25% due 8/15/04	4,015,801	3,817,956

	Total U.S. Government Securities	22,745,562	21,777,175
	Participant Loans Receivable

*4,158,142	Participant loans 7% to 12% through 2013	—	4,158,142
	Short-term Income Fund

*13,181,593	Wells Fargo Bank Short-Term Income Fund	13,181,593	13,181,593

	Total Investments		$307,692,645

*  Party-in-interest

PACIFICARE HEALTH SYSTEMS, INC.

SAVINGS AND PROFIT-SHARING PLAN

EIN: 33-0064895 Plan: 001

Schedule H, Line 4j: — Schedule of Reportable Transactions

Year ended December 31, 1999

					Current Value
					of Asset on
Identity of		Purchase	Selling		Transaction	Net Gain
Party Involved	Description of Assets	Price	Price	Cost of Asset	Date	(Loss)

Non participant — directed accounts:

Category (i) — single transaction in excess of 5% of plan assets:
Wells Fargo Bank	Short-term income fund	$9,261,447	—	$9,261,447	$9,261,447	—

Category (iii) — single transaction in excess of 5% of plan assets:
Wells Fargo Bank	Short-term income fund	$44,631,449	—	$44,631,449	$44,631,449	—
		—	47,325,989	47,325,989	47,325,989	—

There were no category (ii) or (iv) reportable transactions during 1999.

SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PACIFICARE HEALTH SYSTEMS, INC.
SAVINGS AND PROFIT-SHARING PLAN

Date: June 29, 2000

By:	/s/ MARY C. LANGSDORF

Mary C. Langsdorf
Interim Chief Financial Officer,
Senior Vice President of Finance
and Corporate Controller
(Principal Accounting Officer)

EXHIBIT INDEX

Exhibit 23  Consent of Independent Auditors